
13031615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 44129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coker & Palmer, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 Lelia Drive
(No. and Street)

Jackson	Mississippi	39216-4818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. David Coker (601) 354-0860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haddox Reid Burkes & Calhoun PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Drawer 22507	Jackson	Mississippi	39201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

18
3/9
KH 3/13

OATH OR AFFIRMATION

I, J. David Coker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coker & Palmer, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

President

Title


STATE OF MISSISSIPPI
NOTARY PUBLIC
ID # 6516
DIANA EGGER
Commission Expires
Aug. 26, 2016
HINDS COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structures

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COKER & PALMER, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2012 AND 2011

HADDOX
REID
BURKES &
CALHOUN PLLC

CPAs & Advisors

COKER & PALMER, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2012 AND 2011

CONTENTS


HADDOX
REID
BURKES &
CALHOUN

CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Coker & Palmer, Inc.

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Coker & Palmer, Inc. as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principals generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

One Jackson Place, Suite 500 ▪ P.O. Drawer 22507 ▪ Jackson, MS 39225-2507 ▪ Ph: 601-948-2924 ▪ Fx: 601-960-9154 ▪ www.hrbccpa.com

Auditor's Responsibility

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the basic financial statements as a whole.

Haddox Reid Burkes & Calhoun PLLC

Jackson, Mississippi
February 26, 2013

THIS PAGE INTENTIONALLY LEFT BLANK

COKER & PALMER, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2012	December 31, 2011
CASH AND CASH EQUIVALENTS	$ 563,302	570,803
TEMPORARY CASH INVESTMENTS	100,000	-
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS	124,939	26,977
OTHER ACCOUNTS RECEIVABLE	79,917	93,288
RECOVERABLE INCOME TAXES - Note 6	31,068	31,817
DEFERRED INCOME TAXES - Note 6	111,705	36,005
PREPAID EXPENSES	46,566	52,635
INVESTMENTS:		
Partnership interests - Note 10	76,641	101,689
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $226,294 in 2012 and $235,699 in 2011 - Note 1	63,962	57,960
	$ 1,198,100	971,174

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2012	December 31, 2011
LIABILITIES:		
Accounts payable	$ 83,159	17,075
Accrued expenses	175,418	117,970
Note payable - Note 4	-	275,178
Deferred income taxes - Note 6	48,717	51,090
Total liabilities	307,294	461,313
COMMITMENTS AND CONTINGENCIES AND GUARANTEES:		
Subordinated borrowings - Note 5	500,000	-
Accrued interest on subordinated borrowings	1,472	-
	501,472	-
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 1,000,000 shares authorized, 60,000 shares issued and outstanding - Note 8	600	600
Paid-in capital	70,458	70,458
Retained earnings	318,276	438,803
Total stockholders' equity	389,334	509,861
	$ 1,198,100	971,174

COKER & PALMER, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2012	2011
REVENUE:		
Commissions	$ 4,247,757	3,979,418
Investment income:		
Interest	119	24
Income from partnership interests - Note 10	24,952	6,692
Other income	146,598	58,555
	4,419,426	4,044,689
EXPENSES:		
Compensation and related expenses	3,546,720	3,032,985
Brokerage and clearing fees	263,193	378,737
Occupancy and management services	253,738	186,493
Communications	39,003	31,688
Quote services	168,291	162,273
Depreciation expense	21,758	21,628
Other operating expenses	325,323	298,231
	4,618,026	4,112,035
LOSS BEFORE INCOME TAXES	(198,600)	(67,346)
INCOME TAX EXPENSE (CREDIT) - Note 6:		
Current portion	-	-
Deferred portion	(78,073)	(21,977)
	(78,073)	(21,977)
NET LOSS	$ (120,527)	(45,369)

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

SUBORDINATED BORROWINGS AT JANUARY 1, 2012	$ -
Increases:	
Issuance of subordinated notes	500,000
Accrued interest on subordinated notes	1,472
Decreases	-
SUBORDINATED BORROWINGS AT DECEMBER 31, 2012	$ 501,472

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2011	$ 600	70,458	484,172	555,230
Net loss for year	-	-	(45,369)	(45,369)
BALANCES, DECEMBER 31, 2011	600	70,458	438,803	509,861
Net loss for year	-	-	(120,527)	(120,527)
BALANCES, DECEMBER 31, 2012	$ 600	70,458	318,276	389,334

The accompanying notes are an integral part of these statements.

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (120,527)	(45,369)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense	21,758	21,628
Loss on disposal of furniture and equipment	1,703	-
Income from investment partnerships	(24,952)	(6,692)
Deferred income taxes	(78,073)	(21,977)
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	(97,962)	4,189
Other accounts receivable	13,371	(80,026)
Recoverable income taxes	749	19,978
Prepaid expenses	6,069	1,103
Increase in operating liabilities:		
Accrued interest on subordinated borrowings	1,472	-
Accounts payable and accrued expenses	123,532	55,415
Net cash used in operating activities	(152,860)	(51,751)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of temporary cash investments	(100,000)	-
Distributions from investment partnership	50,000	50,000
Purchases of furniture and equipment	(29,463)	(23,817)
Net cash provided by (used in) investing activities	(79,463)	26,183
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated borrowings	500,000	-
Payments on note payable	(275,178)	(15,593)
Net cash provided by (used in) financing activities	224,822	(15,593)

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS - CONTINUED:

	Years Ended December 31, 2012	2011
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (7,501)	(41,161)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	570,803	611,964
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 563,302	570,803
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 15,814	29,406
Income taxes	$ -	-

The accompanying notes are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables and accounts payable approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of activities.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Codification 820-10, *Fair Value Measurements*, which establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to ten years, the estimated useful lives of the assets.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

In accordance with FASB ASC 740-10, the Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2008-2011. In evaluating the Company's tax provisions and accruals, future taxable income and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2012,

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK - CONTINUED:

the Company's bank balance exceeded the insured limit by $39,133. At December 31, 2011, the Company's bank balance did not exceed the insured limit.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - INVESTMENTS

Investments are summarized as follows:

December 31, 2012

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 30,621	76,641	-	76,641	-

Realized and unrealized gains on investments of $24,952 are reported on the statement of operations for the year ended December 31, 2012.

December 31, 2011

	Cost	Market	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Partnership interests	$ 22,679	101,689	-	101,689	-

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 3 - INVESTMENTS - CONTINUED:

Realized and unrealized gains on investments of $6,692 are reported on the statement of operations for the year ended December 31, 2011.

NOTE 4 - NOTE PAYABLE

Note payable was as follows as of December 31, 2012 and 2011:

		2012	2011
Note payable, collateralized by all accounts, contract rights, chattel paper, general intangibles, equipment, and furniture and fixtures, due in semi-annual installments of $15,000 to be applied to principal and interest at 6.75%. The note payable was paid off during 2012.	$	-	275,178

NOTE 5 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2012, are as follows:

Subordinated note, 2% due November 7, 2014	$	500,000
Accrued interest on subordinated note		1,472
	$	501,472

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand note collateralizing agreements due on November 7, 2014.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 6 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

		2012	2011
CURRENT INCOME TAXES:			
Federal income tax expense	$	-	-
State income tax expense		-	-
		-	-
DEFERRED INCOME TAXES RELATED TO:			
Depreciation		(5,015)	8,625
Unrealized gain (loss) on investments		2,642	(2,276)
Tax loss and tax credits carryforward		(75,700)	(28,326)
		(78,073)	(21,977)
Net income tax expense (credit)	$	(78,073)	(21,977)

The net deferred income tax liability results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

		2012	2011
DEFERRED TAX ASSET:			
Tax loss and tax credits carryforward	$	111,705	36,005
DEFERRED TAX LIABILITY:			
Excess of tax depreciation expensed over book depreciation expensed		(16,604)	(21,619)
Excess of unrealized gains on investments recognized for financial purposes over taxable amount		(32,113)	(29,471)
		(48,717)	(51,090)
Net deferred tax asset (liability)	$	62,988	(15,085)

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital of $529,664, which was $479,664 in excess of its required net capital of $50,000. At December 31, 2011, the Company had net capital of $187,557, which was $137,557 in excess of its required net capital of $50,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .49 to 1 and 2.19 to 1 at December 2012 and 2011, respectively.

NOTE 8 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 9 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. The Company had no discretionary contributions during 2012 and 2011.

NOTE 10 - RELATED PARTIES

The Company rents office space on a month to month basis in an office building owned by a separate company, Cadenza Properties, LLC, that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2012 and 2011 was $173,342 and $139,156, respectively.

NOTE 10 - RELATED PARTIES - CONTINUED:

During 2012, the Company borrowed $500,000 from Cadenza Properties, LLC, due on November 7, 2014, with interest at 2% payable quarterly. The note is fully subordinated to all other creditors.

In February 1998, the Company organized a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized a second limited partnership, Tricolor Partners, L.P., in June 2004 that also invests funds in marketable securities. The Company is the general partner of Tricolor Partners, L.P. The Company's interest in the partnerships is reported on the financial statements at an amount equal to the partners' capital account balance as follows:

		2012	2011
Balance per capital accounts at beginning of year	$	101,689	144,997
Distributions during the year		(50,000)	(50,000)
Allocable share of partnership income for the year		24,952	6,692
Capital balances at end of year	$	76,641	101,689

NOTE 11 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 10). The Company entered into an operating lease during 2009 for office equipment. Future minimum lease payments under this non-cancellable operating lease are as follows at December 31, 2012:

Year ended December 31:		
2013	$	4,584
2014		3,820
	$	8,404

NOTE 12 - CONCENTRATIONS

For the years ended December 31, 2012 and 2011, no single customer generated more than 10% of the Company's commission revenue.

NOTE 13 - CONTINGENCIES

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all such claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 14 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring disclosure in the financial statements through February 26, 2013, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTARY INFORMATION

COKER & PALMER, INC. **SCHEDULE I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 600
Additional paid-in capital		70,458
Retained earnings		318,276
Deferred income taxes		48,717
		438,051
ADDITIONS:		
Subordinated borrowings allowable in computation of net capital		500,000
Accrued interest on subordinated borrowings		1,472
Total capital and allowable subordinated borrowings		939,523
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	63,962	
Non-public partnership interest	76,641	
Receivables from non-customers	79,917	
Recoverable income taxes	31,068	
Prepaid expenses	46,566	
Deferred income taxes	111,705	
		409,859
Net capital before haircuts on securities positions		529,664
Less: Haircuts		-
Net capital		529,664
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	258,577	
	258,577	
MINIMUM CAPITAL REQUIREMENTS		
(6.67% of $217,659 subject to minimum capital of $50,000)		50,000
Capital in excess of minimum requirement		$ 479,664

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED:
DECEMBER 31, 2012**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.49 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012):	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 573,857
Increase in accounts payable and accrued expenses	(44,193)
Net capital as computed above	$ 529,664

OTHER SCHEDULES
DECEMBER 31, 2012

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

HADDOX REID BURKES & CALHOUN PLLC
CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Coker & Palmer, Inc.

In planning and performing our audit of the financial statements of Coker & Palmer, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions related to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reid Burkes & Calhoun PLLC

Jackson, Mississippi
February 26, 2013

HADDOX
REID
BURKES &
CALHOUN PLLC
CPAs & Advisors

**INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors
Coker & Palmer, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Coker & Palmer, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Coker & Palmer, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Coker & Palmer, Inc.'s management is responsible for Coker & Palmer, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cash copies noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and agreed all amounts to audited final Trial Balance, noting no differences;

One Jackson Place, Suite 500 ■ P.O. Drawer 22507 ■ Jackson, MS 39225-2507 ■ Ph: 601-948-2924 ■ Fx: 601-960-9154 ■ www.hrbccpa.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Haddox Reid Burkes & Calhoun PLLC

Jackson, Mississippi
February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31st , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044129 FINRA DEC
Coker & Palmer, Inc.
1667 Lelia Drive
Jackson, MS 39216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J. David Coker 601-354-0860

2. A. General Assessment (item 2e from page 2) $8,195

B. Less payment made with SIPC-6 filed (exclude interest) (1,068)
07/31/2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 7,127

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $7,127

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $7,127

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Coker & Palmer, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27th day of February , 20 13 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,419,426
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	824,448
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	263,193
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	17,956
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Partnerships in Navarre & Tricolor, Rental Income	35,744
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $119	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	119
Total deductions	1,141,460
2d. SIPC Net Operating Revenues	$3,277,966
2e. General Assessment @ .0025	$8,195

(to page 1, line 2.A.)